OBERLIN FINANCIAL INTERNATIONAL, LLC
DBA GIA Financial

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

Oberlin Financial International, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

CONTENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: Member
Oberlin Financial International, LLC. dba GIA Financial

Report on the Audit of the Financial Statements

We have audited the statement of financial condition of Oberlin Financial International, LLC. dba GIA Financial (the "Company") as of December 31, 2025, and the related notes to the financial statement (collectively referred to as the "financial statement").

In our opinion, the accompanying financial statement presents fairly, in all material respects, the financial position of Oberlin Financial International, LLC. dba GIA Financial as of December 31, 2025, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Victor Mokuolu, CPA PLLC

We have served as the Company's auditor since 2024.

Houston, Texas,

PCAOB ID: 6771
March 31, 2026

OBERLIN FINANCIAL INTERNATIONAL, LLC
DBA GIA Financial

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS

Cash and cash equivalents	$	22,854
Prepaid expenses		6,266
TOTAL ASSETS	$	29,120

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accrued expenses and other liabilities	$	111
TOTAL LIABILITIES		111
MEMBER'S EQUITY		29,009
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	29,120

The accompanying notes are an integral part of this financial statement.

Note 1 – Organization and Description of Business

Business and Organization
Oberlin Financial International, LLC, doing business as GIA Financial (the "Company") is an Ohio limited liability company formed in December of 2017 and it was approved by the Financial Industry Regulatory Authority ("FINRA") in February 2019.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), is a member of FINRA, and Securities Investor Protection Corporation ("SIPC") and is authorized to sell variable life insurances or annuities, to offer private placements of securities and to engage into investment advisory services and mergers and acquisitions. The Company acts primarily as an investment banking consultant.

The Company's operations are in Bryan, Ohio, with a branch in Miami, Florida.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statement is prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions and Fees Receivable
Receivables are stated at net realizable value due from correspondent brokers. No allowance for credit losses was recorded as management deems all amounts to be collectable.

Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk.

Note 2 – Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is taxed as a partnership under provisions of the Internal Revenue Code. Under those provisions, the income or loss of the Company is included in the personal tax return of its individual owner. As such, the Company does not record income tax expense or related accruals. The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Income Taxes. As of December 31, 2025, the Company did not have any uncertain tax positions and therefore no liability for uncertain tax positions has been recorded.

Note 3 – Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC, which requires the maintenance of minimum "Net Capital", as defined, of $5,000 and requires that the ratio of "Aggregate Indebtedness" to "Net Capital", each as defined, shall not exceed 15 to 1. At December 31, 2025, the Company's "Net Capital" was $22,743, which exceeded the minimum capital requirement of $5,000 by $17,743 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0 to 1.

Note 4 – Exemption From Rule 15c3-3

The Company does not claim an exemption from the requirements of Rule 15c3-3 in accordance with SEC Release No. 34-70073, the Company limits its business activity exclusively to selling life insurance or annuities, offering private placements of securities, and offering investment advisory services and mergers and acquisitions, and promptly transmits all funds received in connection with its activities as a broker or dealer, does not carry margin accounts, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Note 5 – Related Party Transactions

The Company has an expense sharing agreement with the owner and an affiliated entity. The Company receives management and administrative services representing an allocable share of utilities, office equipment, various supplies and employee's salary, No expenses were allocated in 2025.

Note 6 – Commitments and contingencies

In the normal course of business, the Company is involved in regulatory examinations, regulatory inquiries and similar regulatory reviews, both formal and informal, concerning matters arising in connection with its businesses. The Company recognizes a liability, and corresponding charge to its earnings, when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Management believes, based on currently available information, that the results of any such reviews, in the aggregate, will not have a material adverse effect on the Company's financial statement.

Note 7 – Recently Issued Accounting Pronouncements

The Company is subject to ongoing revisions to the Generally Accepted Accounting Principles ("GAAP") standards in effect applicable to the preparation of its financial statement. The Company has either evaluated or is currently evaluating the impact of pending FASB pronouncements. The Company believes that these future standards will not have a material impact on its financial statement.

Segment Reporting
The Financial Accounting Standards Board ("FASB") issued ASU 2023-07 on segment reporting effective for entities with fiscal years beginning after December 15, 2023.

Factors used to identify reportable segments and types of products and services from which reportable segment derives revenue

The Company has two reportable segments: retail brokerage investment banking / investment advisory consulting services. The Company receives commission revenue from the retail brokerage segment for purchasing or selling securities or annuities on behalf of customers. The Company receives revenue for investment banking / investment advisory consulting services where the Company will receive a consulting fee for services performed or success fee for consummated transactions. In 2025 the Company had no revenue from investment banking / investment advisory consulting service. The Company derives revenue primarily in North America.

Title and position of the CODM

The Company's chief operating decision maker is the chief executive officer.

Measure of profit or loss and total assets

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Securities transactions, as well as the associated commission revenue and costs, are recorded on the trade date. The Company's performance obligation is satisfied on the trade date because that is when the underlying securities, counterparty, and pricing have been determined; and ownership risks and rewards are transferred. The Company's performance obligation is satisfied when the investment banking / advisor services are performed.

Note 8 – Subsequent Events

In accordance with ASC 855, Subsequent Events, the Company has evaluated subsequent events and transactions for potential recognition or disclosure through March 31, 2026, which is the date the financial statements were available to be issued. FINRA has submitted an inquiry to the Firm regarding the OBA and PST activities of a former registered representative. The Firm is in the process of preparing materials to respond to the Staff's requests. This matter is still in the investigative stages and the Firm has no indication from FINRA staff that it will be referred to enforcement. The Company has determined that there were not any significant items affecting the accompanying financial statement or requiring additional disclosure.